ORIGINAL

SEC
Mail Processing
Section
FEB 28 2012
Washington, DC
123

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC
Mail Processing
Section
FEB 28 2012
Washington, DC
123

SEC FILE NUMBER
8- 45531

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2011 (MM/DD/YY) AND ENDING 12/31/2011 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Atlantic Financial Services of Maine, INC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

45 Exchange St.
(No. and Street)

Portland (City) ME (State) 04101 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

KAREN MANGINO 207-775-2354
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

RUNYON KERSTEEN Ouellette
(Name – *if individual, state last, first, middle name*)

20 LONG CREEK DRIVE (Address) SOUTH PORTLAND (City) ME (State) 04106 (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

[redacted]

12011743

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

OATH OR AFFIRMATION

I, John P. M. Higgins, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Atlantic Financial Services of Maine, Inc., as of December 31, 20 11, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

____

____

____

Signature

President

Title

Notary Public

Carolyn L. Woronoff
Notary Public, Maine
My Commission Expires August 6, 2017

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☒ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☒ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

****For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

ATLANTIC FINANCIAL SERVICES OF MAINE, INC.
(A SUBSIDIARY OF RAM TRUST COMPANY)

Financial Statements
and
Independent Auditor's Report on Internal Control

RKO
Runyon Kersteen Ouellette
Certified Public Accountants and Business Consultants

ATLANTIC FINANCIAL SERVICES OF MAINE, INC.
(A SUBSIDIARY OF RAM TRUST COMPANY)

Financial Statements
and
Independent Auditor's Report on Internal Control

December 31, 2011 and 2010

RKO
Runyon Kersteen Ouellette

Certified Public Accountants and Business Consultants

Independent Auditor's Report

To the Stockholder
Atlantic Financial Services of Maine, Inc.

We have audited the accompanying balance sheets of Atlantic Financial Services of Maine, Inc. a subsidiary of Ram Trust Company as of December 31, 2011 and 2010 and the related statements of income, changes in stockholder's equity and cash flows for the years then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform our audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe our audits provide a reasonable basis for our opinion.

The financial statements present only Atlantic Financial Services of Maine, Inc. and are not intended to present fairly the balance sheet and statements of income and changes in stockholder's equity for Ram Trust Company in conformity with accounting principles generally accepted in the United States of America.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Atlantic Financial Services of Maine, Inc. as of December 31, 2011 and 2010, and the results of its operations and its cash flows for the years then ended, in conformity with accounting principles generally accepted in the United States of America.

Our audits were made for the purpose of forming an opinion on the financial statements taken as a whole. The accompanying additional information included in Supplemental Schedules 1 through 3 is presented for the purpose of additional analysis and is not a required part of the financial statements but is supplementary information required by Rule 17a-5 of the Securities and Exchange Commission. Such information is the responsibility of management and was derived from and relates directly to the underlying accounting and other records used to prepare the financial statements. The information has been subjected to the auditing procedures applied in our audit of the financial statements and certain additional procedures, including comparing and reconciling such information directly to the underlying accounting and other records used to prepare the financial statements or to the financial statements themselves, and other additional procedures in accordance with auditing standards generally accepted in the United States of America. In our opinion, the information is fairly stated in all material respects in relation to the financial statements as a whole.

Runyon Kersteen Ouellette

February 20, 2012
South Portland, Maine

ATLANTIC FINANCIAL SERVICES OF MAINE, INC.
(A SUBSIDIARY OF RAM TRUST COMPANY)
Balance Sheets
December 31, 2011 and 2010

		2011	2010
ASSETS			
Current assets:			
Cash and cash equivalents	$	27,381	36,078
Accounts receivable		9,684	17,057
Prepaid expenses		890	662
Total current assets		37,955	53,797
Total assets	**$**	**37,955**	**53,797**
LIABILITIES AND STOCKHOLDER'S EQUITY			
Current liabilities:			
Accounts payable		1,378	13,796
Total current liabilities		1,378	13,796
Stockholder's equity:			
Common stock, $0.01 stated value; authorized 10,000 shares, issued and outstanding 100 shares		1	1
Additional paid-in capital		36,576	36,576
Retained earnings		-	3,424
Total stockholder's equity		36,577	40,001
Total liabilities and stockholder's equity	**$**	**37,955**	**53,797**

See accompanying notes to financial statements.

ATLANTIC FINANCIAL SERVICES OF MAINE, INC.
(A SUBSIDIARY OF RAM TRUST COMPANY)
Statements of Income
Years ended December 31, 2011 and 2010

		2011	2010
Revenue:			
Commission revenue	$	126,852	92,003
Other income		332	388
Total revenue		127,184	92,391
Expenses:			
Salaries, wages and commissions		38,345	35,544
Payroll taxes and benefits		6,049	8,961
Professional fees		11,615	17,367
NASD fees		3,393	2,966
Other expenses		2,464	3,775
Total expenses		61,866	68,613
Net income	**$**	**65,318**	**23,778**

See accompanying notes to financial statements.

ATLANTIC FINANCIAL SERVICES OF MAINE, INC.
(A SUBSIDIARY OF RAM TRUST COMPANY)
Statements of Changes in Stockholder's Equity
Years ended December 31, 2011 and 2010

		Common stock	Additional paid-in capital	Retained earnings	Total stockholder's equity
Balance, December 31, 2009	$	1	36,576	10,646	47,223
Dividends paid to parent Company		-	-	(31,000)	(31,000)
Net income		-	-	23,778	23,778
Balance, December 31, 2010		1	36,576	3,424	40,001
Dividends paid to parent Company		-	-	(68,742)	(68,742)
Net income		-	-	65,318	65,318
Balance, December 31, 2011	**$**	**1**	**36,576**	**-**	**36,577**

See accompanying notes to financial statements.

ATLANTIC FINANCIAL SERVICES OF MAINE, INC.
(A SUBSIDIARY OF RAM TRUST COMPANY)
Statements of Cash Flows
Years ended December 31, 2011 and 2010

		2011	2010
Cash flows from operating activities:			
Net income	$	65,318	23,778
Changes in operating assets and liabilities:			
Accounts receivable		7,373	(11,725)
Prepaid expenses		(228)	(19)
Accounts payable		(12,418)	12,974
Net cash provided by operating activities		60,045	25,008
Cash flows from financing activities:			
Dividends paid		(68,742)	(31,000)
Net cash used in financing activities		(68,742)	(31,000)
Decrease in cash and cash equivalents		(8,697)	(5,992)
Cash and cash equivalents at beginning of year		36,078	42,070
Cash and cash equivalents at end of year	**$**	**27,381**	**36,078**

See accompanying notes to financial statements.

SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Nature of Business - Atlantic Financial Services of Maine, Inc. (AFS), a wholly owned subsidiary of Ram Trust Company was incorporated to engage in the business of performing securities transactions as a nonclearing broker. The Company's office is located in Portland, Maine. The Company's customers consist primarily of its parent's investment management clients.

The Company is registered as a broker/dealer under the Securities Exchange Act of 1934 with the Financial Industry Regulatory Authority (FINRA), and is a member of SIPC (Securities Investors Protection Corporation).

The Company is an introducing broker and introduces customers to independent clearing brokers on a fully-disclosed basis. Customer accounts are held and maintained by the clearing brokers. During 2009 the Company established a commission sharing arrangement with an independent broker.

Income Taxes - During 2007, the operations of the former parent company Ram Trust Services, Inc. combined with Ram Trust Company. Ram Trust Company is an S-corporation. Accordingly, in 2011 and 2010, no income taxes are payable by the parent company and therefore not allocated.

The Company follows the provisions of *Accounting for Uncertainty in Income Taxes* as provided for in the *Income Taxes* topic of the FASB Accounting Standards Codification. This statement clarifies the criteria that an individual tax position must satisfy for some or all of the benefits of that position to be recognized in an entity's financial statements. It also prescribes a recognition threshold of more likely-than-not, and a measurement attribute for all tax positions taken or expected to be taken on a tax return, in order for those tax positions to be recognized in the financial statements. There was no cumulative effect on the Company's financial statements related to adoption of these provisions, and no interest or penalties related to uncertain tax positions were accrued. The Company is currently open to audit under the statute of limitations by the Internal Revenue Services and state taxing authorities for the years ended December 31, 2008 through 2011.

Use of Estimates - The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Revenue Recognition and Accounts Receivable - Revenue is recognized on the accrual method when trades for customers are executed or when account maintenance or other services are performed.

Accounts receivable represent commission revenue earned but not yet received. Accounts are charged off to expense if deemed uncollectible by management. No allowance for uncollectible amounts is considered necessary.

Cash and Cash Equivalents - Includes deposits with a maturity of three months or less.

CONCENTRATIONS OF CREDIT RISK

The Company maintains its bank accounts at one financial institution. The balances are insured by the Federal Deposit Insurance Corporation up to $250,000. The Company had $0 of uninsured cash balances at December 31, 2011 and 2010, respectively.

RELATED PARTY TRANSACTIONS

Due to common ownership and/or control, the Company is related to certain entities and it may enter into economic transactions with such entities that affect its financial condition and operations.

Substantially all revenues are from customers of the parent company; many of those customers are related parties to the parent company.

The parent company has periodically provided certain administrative services to the Company. For the years ending December 31, 2011 and 2010, the Company was charged $51,135 and $56,950, respectively, for such services by the parent, and the costs are reflected in the statements of income. For the years ending December 31, 2011 and 2010, accounts payable include $1,378 and $13,796, respectively, owed to the parent.

During the years ended December 31, 2011 and 2010, the Company paid dividends to the parent Company totaling $68,742 and $31,000, respectively.

NET CAPITAL REQUIREMENTS

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of Minimum Net Capital of $5,000 and a ratio of Aggregate Indebtedness to Net Capital, as defined, not to exceed 1500%. At December 31, 2011, the Company's ratio of Aggregate Indebtedness to Net Capital was 3.86% and its Net Capital, Minimum Net Capital and Excess Net Capital were as follows:

Net Capital	$ 35,687
Minimum Net Capital	5,000
Excess Net Capital	**$ 30,687**

SUBSEQUENT EVENT

In accordance with *Subsequent Events* topic of the FASB Accounting Standards Codification, management has evaluated subsequent events for possible recognition or disclosure through February 20, 2012, which is the date these financial statements were available to be issued.

Schedule 1

ATLANTIC FINANCIAL SERVICES OF MAINE, INC.
(A SUBSIDIARY OF RAM TRUST COMPANY)
Computation of Net Capital Under Rule 15c3-1
of the Securities and Exchange Commission
December 31, 2011

Net Capital		
Total stockholder's equity:		
Common stock	$	1
Additional paid-in capital		36,576
Retained earnings		-
Total stockholder's equity qualified for Net Capital		36,577
Deductions:		
Nonallowable assets:		
Prepaid expenses		890
Total nonallowable assets		890
Haircuts on securities		-
Total deductions		890
Net Capital		35,687
Minimum Net Capital		5,000
Excess Net Capital	$	**30,687**
Aggregate Indebtedness:		
Accounts payable		1,378
		1,378
Ratio of Aggregate Indebtedness to Net Capital		**3.86%**
Reconciliation with Company's computation (included in Part II of Form X-17A-5 as of December 31, 2011):		
Net capital, as reported in Company's Part II (Unaudited) Focus Report		35,687
Audit adjustments, net		-
Adjustments, net		-
Net Capital per above	$	**35,687**

See auditor's report.

ATLANTIC FINANCIAL SERVICES OF MAINE, INC.
(A SUBSIDIARY OF RAM TRUST COMPANY)
Computation for Determination of Reserve
Requirement Pursuant to Rule 15c3-3
December 31, 2011

The provisions of this rule are not applicable to Atlantic Financial Services of Maine, Inc. pursuant to Rule 15c3-3, paragraph (k)(2)(ii). Atlantic Financial Services of Maine, Inc. is an introducing broker/dealer which neither receives nor holds customer funds or securities and clears all transactions with and for customers on a fully-disclosed basis with a clearing broker/dealer.

ATLANTIC FINANCIAL SERVICES OF MAINE, INC.
(A SUBSIDIARY OF RAM TRUST COMPANY)
Information Relating to the Possession or Control
Requirements Pursuant to Rule 15c3-3
December 31, 2011

The provisions of this rule are not applicable to Atlantic Financial Services of Maine, Inc. pursuant to Rule 15c3-3, paragraph (k)(2)(ii). Atlantic Financial Services of Maine, Inc. is an introducing broker/dealer which neither receives nor holds customer funds or securities and clears all transactions with and for customers on a fully-disclosed basis with a clearing broker/dealer.

INDEPENDENT AUDITOR'S REPORT ON INTERNAL CONTROL

The Stockholder
Atlantic Financial Services of Maine, Inc.

In planning and performing our audit of the financial statements of Atlantic Financial Services of Maine, Inc. (a subsidiary of Ram Trust Company) as of and for the year ended December 31, 2011, in accordance with auditing standards generally accepted in the United States of America, we considered Atlantic Financial Services of Maine, Inc.'s internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures including consideration of control activities for safeguarding securities. This study included tests of such practices and procedures followed by Atlantic Financial Services of Maine, Inc. that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness and net capital under Rule 17a-3(a)(11) and the procedures for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry security accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in making the quarterly securities examinations, counts, verifications and comparisons, the recordation of differences required by Rule 17a-13, or in complying with the requirements for prompt payment for securities under Section 8 of Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining internal controls and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of internal control policies and procedures and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable, but no absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit preparation of financial statements in conformity with accounting principles generally accepted in the United States of America. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

INDEPENDENT AUDITORS' REPORT ON INTERNAL CONTROL, CONTINUED

Because of inherent limitations in any internal controls or the practices and procedures referred to above, errors or irregularities may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A *deficiency in internal control* exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent, or detect and correct, misstatements on a timely basis. A *significant deficiency* is a deficiency, or a combination of deficiencies, in internal control that is less severe than a material weakness, yet important enough to merit attention by those charged with governance.

A *material weakness* is a deficiency, or combination of deficiencies, in internal control, such that there is a reasonable possibility that a material misstatement of the company's financial statements will not be prevented, or detected and corrected, on a timely basis.

Our consideration of internal control was for the limited purpose described in the preceding paragraph and would not necessarily identify all deficiencies in internal control that might be significant deficiencies or material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined previously.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2011 to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC and other regulatory agencies which rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Runyon Kersteen Ouellette

February 20, 2012
South Portland, Maine

20 Long Creek Drive
South Portland, ME 04106
Tel: 207.773.2986
Fax: 207.772.3361

rko-cpas.com

13 Washington Street
Waterville, ME 04901
Tel: 207.877.9397
Fax: 207.877.9398